UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or 12(g) of

the Securities Exchange Act of 1934

COPSYNC, INC.
(Exact name of registrant specified in charter)

Delaware	65-0565144
(State of Incorporation)	(IRS Employer Identification No.)

2010 fm 2673 Canyon Lake, Texas	78133
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.0001 par value
(Title of Class)

Item 1.  Description of Registrant’s Securities to be Registered

           The capital stock of the COPsync, Inc. (the “Company”) consists of 500,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 1,000,000 shares of series A preferred stock, par value $0.0001 per share (the “Series A Preferred”).  The following description of the Company’s capital stock does not purport to be complete and is subject to and qualified by the Company’s certificate of incorporation, as amended, which are included as exhibits to this Current Report on Form 8-K, and by the provisions of applicable Delaware law.

Common Stock.

As of June 12, 2009, there were 120,373,001 shares of Common Stock outstanding that were held of record by approximately 87 stockholders.  Holders of Common Stock are entitled to one vote for each share on all matters voted upon by the Company’s stockholders, including the election of directors, and do not have cumulative voting rights.  Subject to the rights of holders of any then outstanding shares of preferred stock, holders of Common Stock are entitled to any dividends that may be declared by the board.  Common Stock holders are entitled to share ratably in the Company’s net assets upon its dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of the Company’s preferred stock then outstanding.  Common Stock holders have no preemptive rights to purchase shares of the Company’s stock.  Shares of Common Stock are not subject to any redemption provisions and are not convertible into any other shares of the Company’s capital stock.  All outstanding shares of Common Stock are fully paid and nonassessable.

Series A Preferred.

Under the terms of an acquisition agreement between the Company and PostInk Technology, LP, the Company agreed, among other things, to issue to PostInk 100,000 shares of “Series A Preferred Stock”, which was stated in the agreement to have a 750-1 conversion and voting ratio, so that each share of the Series A Preferred was convertible into 750 shares of Common Stock, with an equal number of votes.  After closing, the shares of Series A Preferred were distributed to RSIV, LLC, which is controlled by Mr. Chaney and Mr. Rapp, the Company’s sole directors and officers. The Series A Preferred is not being registered pursuant to Section 12(g) of the Exchange Act.  Under Delaware law, separate classes and series of capital stock may have such voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as be stated and expressed in the issuer’s certificate of incorporation or of any amendment thereto, or in the resolution or resolutions providing for the issue of such stock adopted by the issuer’s board of directors pursuant to authority expressly vested in it by the provisions of its certificate of incorporation.  The Company did not file an amendment to its certificate of incorporation providing for the voting powers, designations, preferences and rights of the Series A Preferred, and its certificate of incorporation does not currently provide for establishing such rights in a resolution adopted by its Board of Directors.  As a result, the outstanding shares of Series A Preferred currently do not have any of the voting powers and conversion rights described in the acquisition agreement with PostInk.

Item 2.  Exhibits

Exhibit No.	Description
3.1	Certificate of Incorporation (Incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form SB-2 (Registration No. 333-140320)).
3.2	Certificate of Amendment of Certificate of Incorporation filed on April 4, 2008 (incorporated by reference to Exhibit 3.4 to the Company’s Form 10-K/A filed on June 4, 2009).
3.3	Certificate of Amendment of Certificate of Incorporation filed on April 10, 2008 (incorporated by reference to Exhibit 3.5 to the Company’s Form 10-K/A filed on June 4, 2009).
3.4	Bylaws (Incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form SB-2 (Registration No. 333-140320)).
3.5	Form of Common Stock Certificate (filed herewith).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

COPsync, Inc.

Dated: June 19, 2009	By:	/s/ Russell D. Chaney
Name: Russell D. Chaney
Title: Chairman and Chief Executive Officer